UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Telefónica informs about the obtaining of a favorable award on the international arbitration proceedings against the Republic of Colombia at the ICSID.	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Telefónica informs about the obtaining of a favorable award for the company regarding the investment dispute submitted to the International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Colombia (Case ICSID No. ARB/18/3), established under the Agreement between the Republic of Colombia and the Kingdom of Spain for the Promotion and Reciprocal Protection of Investments (the “APRPI”).
On February 2, 2018, Telefónica, S.A. initiated international arbitration proceedings against the Republic of Colombia (“Colombia” or the “State”) before the ICSID. In that arbitration, Telefónica claimed damages caused by a series of State measures that affected Telefónica's investments in its affiliated company Colombia Telecomunicaciones S.A. E.S.P., in which Telefónica has a majority shareholding. The dispute arose from the State's application of various measures to obtain the reversion of assets related to Telefónica's telecommunications business in Colombia. As a result of such measures, Telefónica was forced to pay the State the amount of US$ 379,804,275.55 in 2017. Telefónica argued that the measures that led to such payment, including by the Colombian Constitutional Court and other entities, were implemented in violation of APPRI. To resolve the dispute, an international arbitral court composed of a three-member panel was constituted (the “Court”).
After exhausting all arbitral proceedings, on November 12, 2024, ICSID notified Telefónica of the Court's award relating to this dispute. The Court has stated that Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under Article 2(3) of the APPRI, and has ordered it to pay the amount of US$ 379,804,275.55 (approximately 357,631,302 euros at the exchange rate of November 12, 2024) plus compound interest at a rate of 5% as compensation for the damages caused, that is, the entire principal amount and interest claimed by the company. In addition, the Court ordered Colombia to pay the Telefónica’s attorneys’ fees during the arbitration proceedings, together with the corresponding interest.

Madrid, November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 13, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors